SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

______

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2948	E-MAIL ADDRESS JKAUFMAN@STBLAW.COM

May 30, 2018

VIA EDGAR

Re:	BrightView Holdings, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 4, 2018 CIK Number 001734713

Anne Nguyen Parker, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of BrightView Holdings, Inc. (the “Company”), we hereby file with the Securities and Exchange Commission a Registration Statement on Form S-1. The Company has revised the above-referenced Draft Registration Statement to include financial results for the six months ended March 31, 2018, and to otherwise update its disclosure.

Please do not hesitate to call me at (212) 455-2948 with any questions or comments regarding this filing.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:	Securities and Exchange Commission Effie Simpson
Theresa Brillant
Julia Griffith
J. Nolan McWilliams

BrightView Holdings, Inc.
Andrew V. Masterman
Jonathan M. Gottsegen

Davis Polk & Wardwell LLP
Byron B. Rooney Joseph A. Hall